UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
OPKO Health, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
301610101

(CUSIP Number)
Kate Inman
4400 Biscayne Blvd.
Suite 1180
Miami, FL 33137
(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 18, 2009

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS The Frost Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,286,704 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.85%

14	TYPE OF REPORTING PERSON

OO
*Includes vested warrants to purchase 4,796,158 shares of Common Stock.

Page 2 of 8 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		110,139,712 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,139,712 shares*

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,426,416 shares***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.99%

14	TYPE OF REPORTING PERSON

OO
*Includes vested warrants to purchase 10,831,141 shares of Common Stock and 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include vested options to acquire 575,000 shares of Common Stock held individually by Dr. Frost.
**Includes vested warrants to purchase 4,796,158 shares of Common Stock.
***Includes vested warrants to purchase 15,627,299 shares of Common Stock and 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include vested options to acquire 575,000 shares of Common Stock held individually by Dr. Frost.

Page 3 of 8 Pages

CUSIP No.	301610101

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		110,714,712 shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,286,704 shares**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,714,712 shares*

WITH	10	SHARED DISPOSITIVE POWER

20,286,704 shares**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,001,416 shares***

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.1%

14	TYPE OF REPORTING PERSON

IN
*Includes vested warrants to purchase 10,831,141 shares of Common Stock, 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and options to acquire 575,000 shares of Common Stock, which are exercisable within 60 days.
**Includes vested warrants to purchase 4,796,158 shares of Common Stock.
***Includes vested warrants to purchase 15,627,299 shares of Common Stock, 2,520,190 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and vested options to acquire 575,000 shares of Common Stock, which are exercisable within 60 days.

Page 4 of 8 Pages

CUSIP No.	301610101
     This Amendment No. 7 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding the following paragraph to the end of the item:
     Gamma Trust acquired 1,458,158 shares of Common Stock, for investment purposes, in a series of transactions from March 19, 2009 to September 18, 2009, at prices ranging from $0.74 to $2.1725 per share for an aggregate of $2,285,667.81, including without limitation 932,734 shares of Common Stock in a private transaction with Paul Kennedy. Gamma Trust also acquired 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) (convertible into 2,520,190 shares of Common Stock), and warrants to purchase 630,048 shares of Common Stock in a private placement from the Issuer, which closed on September 28, 2009. The source of funds used in all transactions from March 19, 2009 to September 18, 2009, consists of working capital of Gamma Trust.
Item 4. Purpose of Transaction
     Item 4 is amended by adding the following paragraphs to the end of the item:
     Gamma Trust acquired 1,458,158 shares of Common Stock, for investment purposes, in a series of transactions from March 19, 2009 to September 18, 2009, at prices ranging from $0.74 to $2.1725, of which 525,424 shares were purchased on the open market and 932,734 shares purchased from Paul Kennedy in a private transaction pursuant to a stock purchase agreement (the “Kennedy Agreement”) dated July 27, 2009 at $1.75 per share. Gamma Trust also acquired beneficial ownership of 252,019 shares of Series D Preferred Stock (convertible into 2,520,190 shares of Common Stock) and warrants to purchase 630,048 shares of the Common Stock of the Issuer on September 18, 2009, in a private placement with the Issuer for investment purposes, which closed on September 28, 2009.
     In the last 60 days prior to the filing of this Amendment No. 7, Gamma Trust has acquired a total of 60,000 shares of Common Stock purchased on the open market at prices ranging from $1.91 to $2.1725 per share. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.
     In the last 60 days prior to the filing of this Amendment No. 7, Gamma Trust also acquired 252,019 shares of Series D Preferred Stock (convertible into 2,520,190 shares of Common Stock) and warrants to purchase 630,048 shares of the Common Stock of the Issuer in a private placement transaction with the Issuer, which closed on September 28, 2009 pursuant to a stock purchase agreement (the “Fifth Stock Purchase Agreement”) dated September 18, 2009 whereby Gamma Trust acquired the

Page 5 of 8 Pages

CUSIP No.	301610101
shares of Series D Preferred Stock for $24.80 per share. The Warrant Agreement provides for Gamma Trust to purchase 630,048 shares of the Common Stock of the Issuer at an exercise price of $2.48 per share, subject to certain adjustments.
     The Fifth Stock Purchase agreement includes a lock-up provision in which Gamma Trust agrees not to dispose of or enter into a derivative swap arrangement involving the Common Stock underlying the Series D Preferred Stock and the warrants until three years following the issuance of the Series D Preferred Stock without the prior written consent of the Issuer.
Item 5. Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following text:
     Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute 7.85% of the Issuer’s outstanding shares of Common Stock, based upon 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.
     Gamma Trust beneficially owns 110,139,712 shares of Common Stock. The 110,139,712 shares include vested warrants to purchase 10,831,141 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 130,426,416 shares of Common Stock beneficially owned by Gamma Trust constitute 47.9% of the Issuer’s outstanding shares of Common Stock, based upon 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 110,139,712 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.
     In addition, Dr. Frost has 575,000 options to purchase the Company’s Common Stock, which are exercisable within 60 days of October 1, 2009. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 110,139,712 shares of Common Stock beneficially owned by Gamma Trust. The 131,001,416 shares of Common Stock beneficially owned by Dr. Frost constitute 48.1% of the Issuer’s outstanding shares of Common Stock, based upon 253,632,889 shares of Common Stock outstanding as of September 18, 2009, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 110,714,712 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group.
     For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 7, see Item 4 above.
     Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Page 6 of 8 Pages

CUSIP No.	301610101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended in its entirety and replaced with the following text:
     See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, CRG Agreement, Fourth Stock Purchase Agreement, Pfost Second Securities Purchase Agreement, the Kennedy Agreement, the Fifth Stock Purchase Agreement, and the Warrant Agreement.
     Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.
Item 7. Material to be Filed as Exhibits
     Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 10	Stock Purchase Agreement, dated as of July 27, 2009, by and between the parties named therein.

Exhibit 11	Stock Purchase Agreement, dated as of September 18, 2009, by and between the parties named therein.

Exhibit 12	Warrant Agreement, dated as of September 28, 2009, by and between the Issuer and the parties named therein.

Page 7 of 8 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2009	The Frost Group, LLC

	By: Name:	/s/ Steven D. Rubin Steven D. Rubin
	Title:	Vice President

September 29, 2009	Frost Gamma Investments Trust

	By: Name:	/s/ Phillip Frost, M.D. Phillip Frost, M.D.
	Title:	Sole Trustee

September 29, 2009	By: Name:	/s/ Phillip Frost, M.D. Phillip Frost, M.D., Individually

Page 8 of 8 Pages